June 20, 2006

Room 7010

David A. Martin
Principal Financial and Accounting Officer
Insituform Technologies, Inc.
702 Spirit 40 Park Drive
Chesterfield, Missouri 63005

Re:	Insituform Technologies, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q for the Fiscal Quarter Ended March 31, 2006
	File No. 000-10786

Dear Mr. Martin:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 14. Segment and Geographic Information, page 64

1. We note during 2004 and 2005 your tunneling segment experienced margin deterioration and that your backlog has been decreasing of the past couple of years. You disclose that this deterioration is a result of losses on a project in Chicago and negative gross margin adjustments on two other significant projects. We further note that you had made "enhancements" to the internal controls related to the tunneling segment which included replacing some management positions.
Considering the deteriorating condition of this segment and the internal control changes you have made, please tell us the following:

* How you determined it was appropriate to recognize revenue for claims during 2005 and how your accounting of these claims complies
with paragraphs 62 and 65 of SOP 81-1.   In this regard, tell us
whether or not these projects for which you are recording claim income are any of the projects that have incurred significant losses during 2005, including the Chicago project. If so, tell us how you were able to determine that the costs of this project are recoverable and revenue recognition for these change order/claims is appropriate.
* How you determined that the Goodwill and long-lived assets associated with the tunneling segment were recoverable and an impairment charge was not necessary.
* Tell us how you considered the history of negative margins and operating losses when disclosing any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on operations. Refer to Item 303 of Regulation S-
K.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Rocha at (202) 551-3854 or me at
(202)
551-3689 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


John Hartz
Senior Assistant Chief Accountant

David A. Martin
Insituform Technologies, Inc.
June 20, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
   CORPORATION FINANCE